UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8503

AMERICAN SAVINGS BANK 401(K) PLAN

Hawaiian Electric Industries, Inc.

1001 Bishop Street, Suite 2900, Honolulu, Hawaii 96813

REQUIRED INFORMATION

Financial Statements. The statements of net assets available for benefits at December 31, 2023 and 2022, and the statement of changes in net assets available for benefits for the year ended December 31, 2023, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2023, together with notes to financial statements, and Accuity LLP’s Report of Independent Registered Public Accounting Firms thereon, are filed as a part of this annual report, as listed in the accompanying index.

Exhibit. The written consent of Accuity LLP with respect to the incorporation by reference of the Plan's financial statements and supplemental schedule in registration statement No. 333-232361 and No. 333-159000 on Form S-8 of Hawaiian Electric Industries, Inc. is filed as a part of this annual report and attached hereto as Exhibit 23.1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN SAVINGS BANK 401(K) PLAN

Date: June 28, 2024	By:	HAWAIIAN ELECTRIC INDUSTRIES, INC.
PENSION INVESTMENT COMMITTEE
Its Named Fiduciary

	By:	/s/ Scott W. H. Seu
Scott W.H. Seu
Its Chairman

	By:	/s/ Kurt K. Murao
Kurt K. Murao
Its Secretary

American Savings Bank 401(k) Plan Financial Statements and Supplemental Schedule December 31, 2023 and 2022

American Savings Bank

401(k) Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2023 and 2022	3

Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2023	4

Notes to Financial Statements December 31, 2023 and 2022	5–14

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2023	15

Exhibit

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator
American Savings Bank 401(k) Plan and
Audit & Risk Committee and Pension Investment Committee of
Hawaiian Electric Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the American Savings Bank 401(k) Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are  required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.   Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the  financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In  forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and  Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Accuity LLP
We have served as the Plan’s auditors since 2017.

Honolulu, Hawaii
June 28, 2024

American Savings Bank

401(k) Plan

Statements of Net Assets Available for Benefits

December 31	2023	2022
Assets
Plan interest in Master Trust investments, at fair value	$178,643,367	$164,922,856
Notes receivable from participants	2,936,418	3,045,220
Participant contributions receivable	102,349	94,215
Employer contributions receivable	79,442	56,392
Due from Fidelity	21,448	9,632
Total assets	181,783,024	168,128,315
Liabilities
Accounts payable	2,999	3,069
Net assets available for benefits	$181,780,025	$168,125,246

The accompanying notes are an integral part of these financial statements.

American Savings Bank

401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31	2023
Plan interest in Master Trust investment income	$20,200,158
Interest from notes receivable from participants	188,967
Revenue credit	139,252
Other income	220
Contributions
Participants	7,911,944
Employer	4,031,757
Rollover	750,356
Total contributions	12,694,057
Distributions to participants	(19,466,590)
Administrative expenses and other	(101,285)
Net increase in net assets available for benefits	13,654,779
Net assets available for benefits
Beginning of year	168,125,246
End of year	$181,780,025

The accompanying notes are an integral part of these financial statements.

American Savings Bank
401(k) Plan
Notes to Financial Statements
December 31, 2023 and 2022

1.	Plan Description

The American Savings Bank 401(k) Plan (the “Plan” or “ASB 401(k) Plan”) was established by American Savings Bank, F.S.B. (“ASB” or the “Bank”) effective January 1, 2008. The Plan is a defined contribution 401(k) plan that provides certain tax-qualified retirement benefits to eligible employees. ASB is the only participating employer in the Plan at this time.

The following description of the Plan provides only general information. Participants should refer to the Plan document for its detailed provisions, which are also summarized in the most recent prospectus for the Plan and in the summary plan description:

a.	Plan Administration

ASB is the Administrator of the Plan. The board of directors of Hawaiian Electric Industries, Inc. (“HEI”), which is the parent corporation of the controlled group of which ASB is a part, has established the Hawaiian Electric Industries, Inc. Pension Investment Committee (the “PIC”) to oversee the administration of the Plan and the investment options offered under the Plan. The PIC has appointed an administrative committee (the “Administrative Committee”) to oversee the day-to-day administration of the Plan, which includes the discretionary authority to interpret the Plan’s provisions. The PIC has also appointed an investment committee (the “Investment Committee”) to oversee the day-to-day financial affairs of the Plan. The members of the Administrative Committee and the Investment Committee are employees of HEI and its subsidiaries, and these committees are chaired by a member of the PIC.

ASB and the Plan pay the Plan’s administrative fees. The Plan’s trustee and certain of the mutual funds offered under the Plan provide revenue credits to the Plan, which are used to pay for Plan administration, including recordkeeping. Participants are currently charged fees to initiate and maintain Plan loans and for certain distributions. Participants may also be charged fees for other activities that they, their spouses or other beneficiaries initiate, such as determinations with respect to domestic relations orders and the administration of qualified domestic relations orders.

b.	Eligibility

For purposes of salary reduction (“401(k)”) contributions, all common law employees of ASB (other than leased employees) are eligible to participate in the Plan upon one hour of service. Participation in the 401(k) portion of the Plan is voluntary for eligible employees.

c.	401(k) Contributions

Employees may make 401(k) contributions of up to 100% of available eligible compensation (i.e., compensation that is available after payroll taxes and other applicable withholdings) subject to a federal tax limit of $22,500 in 2023.

Participants who are age 50 or older, or who attain age 50 during the year, may elect to make catch-up 401(k) contributions, subject to a federal tax limit of $7,500 in 2023.

For purposes of calculating contributions to the Plan, compensation is defined as Box 1, W-2 earnings, modified to (a) exclude fringe benefits, employer nonelective contributions to a cafeteria plan, reimbursements, moving and other expense allowances, special executive compensation, signing bonuses, retention bonuses, service awards, and similar nonperformance based awards; and (b) include pre-tax elective contributions made by ASB to the Plan, a cafeteria plan or a transportation spending plan. Special executive compensation is noncash compensation and/or nonqualified deferred compensation, available only to a select group of management employees.

American Savings Bank
401(k) Plan
Notes to Financial Statements
December 31, 2023 and 2022

Federal tax law limits the amount of annual compensation that may be taken into account in determining contributions to the Plan. The maximum limit was $330,000 in 2023.

A participant may designate all or a portion of the participant’s 401(k) contributions as Roth after-tax contributions. To the extent a participant does not affirmatively designate a contribution as a Roth contribution, such contribution will constitute a pre-tax contribution.

d.	Rollover Contributions

A participant or an eligible employee (whether or not a participant) may make a direct rollover to the Plan of an eligible rollover distribution from another qualified defined benefit or defined contribution plan. The Plan may accept direct rollovers of after-tax amounts from qualified retirement plans. The Administrative Committee may consider traditional rollovers by eligible employees. To protect the tax-qualified status of the Plan, the Administrative Committee may ask the eligible employee to provide an opinion of counsel or other evidence to establish that the requirements for a traditional rollover have been satisfied.

e.	Matching Contributions

ASB matches employee 401(k) contributions at the rate of 100% of the first 5% of eligible compensation deferred. These matching contributions are known as “AmeriMatch” contributions. For AmeriMatch contributions, compensation is defined in the same way it is defined for 401(k) contributions as described in Note 1.c. above.

For 2023, ASB made AmeriMatch contributions to the Plan of $4,031,757.

f.	Employer Discretionary Contributions

The Plan also includes an annual discretionary profit sharing feature (known as “AmeriShare”). All employees employed on the last day of any Plan year are eligible to share in any AmeriShare allocation for that year. Exceptions to the “last-day requirement” are made for those who die, become disabled, or retire during the year. Retirement is defined as termination of employment either after (i) attaining age 65 or (ii) attaining age 55 and completing 10 years of service with ASB, HEI or any HEI subsidiary. ASB did not make an AmeriShare contribution in 2024 for the 2023 Plan year.

g.	Participant Accounts

Each participant has an individual account in the Plan, which may include one or more subaccounts. Participants are at all times 100% vested in his or her total account, including all subaccounts. A participant’s Plan benefits equals the vested balance in the participant’s account at the time of distribution. Each participant’s account is credited with the participant’s elective 401(k) contributions, AmeriMatch and AmeriShare contributions and rollover contributions, if applicable, and allocations of Plan earnings, gains or losses (whether realized or unrealized), and may be charged with an allocable share of any administrative expenses paid by the Plan or charged directly to the participant’s account. Administrative expenses, such as recordkeeping expenses, are partially paid through investment level fees borne by participants relative to certain designated investment options that generate revenue credits for the Plan. Individual expenses, such as fees associated with loans and distributions, are charged directly to a participant’s individual account. Participant accounts are valued at the end of each day that the New York Stock Exchange is open.

American Savings Bank
401(k) Plan
Notes to Financial Statements
December 31, 2023 and 2022

The Plan is intended to be an Employee Retirement Income Security Act (“ERISA”) Section 404(c) plan, under which the fiduciaries of the Plan are relieved of liability for any losses that are the direct and necessary result of a participant’s or beneficiary’s exercise of control over the investments in his or her individual account. Participants are responsible for directing the investment of all amounts in their accounts using investment options offered under the Plan and for the performance of such investments. As of December 31, 2023 and 2022, the Plan offered various mutual funds, target-date funds, a common collective trust fund and directed investments in HEI common stock. Participants may change their investment elections at any time. If a participant does not choose an investment option for any portion of the participant’s account, such amounts are automatically invested in the age-appropriate Fidelity Freedom Index Fund or such other investment as the PIC may direct, pending other direction by the participant.

The portion of the Plan that is invested in HEI common stock is designated as an employee stock ownership plan (“ESOP”). Amounts contributed to the Plan for investment in HEI common stock or transferred to investments in HEI common stock from other investment options become part of the ESOP component of the Plan.

Participants are not required to make any investment in HEI common stock, and there are two limitations on the amount a participant may invest in HEI common stock. First, a participant may not direct more than 20% of any contribution to HEI common stock. Second, participants and beneficiaries are prohibited from making transfers or exchanges from other investment options into HEI common stock if the transfer or exchange would cause the participant’s or beneficiary’s investment in HEI common stock to exceed 20% of the participant’s or beneficiary’s total account balance.

h.	Distributions

Distributions from participants’ accounts are generally made upon retirement, death, permanent disability or other termination of employment. Distributions may be made in a single lump sum, or a retired or terminated participant may elect to receive partial distributions (once per year) until the participant’s account has been distributed in full or the participant elects to receive a single-sum distribution of the remaining account balance. Retired participants may also receive required minimum distributions from the Plan, as mandated by the Internal Revenue Code (the “Code”).

Account balances of $5,000 or less are automatically distributed upon termination of employment. Any automatic distribution of more than $1,000 (but not more than $5,000) is made in the form of an automatic direct rollover to an Individual Retirement Account (“IRA”) designated by the Administrative Committee, unless the participant requests a cash distribution or a direct rollover to an IRA or tax-qualified retirement plan of the participant’s choosing.

Distributions with respect to HEI common stock are made in HEI common stock, unless requested in cash.

The participant’s account will be reduced by any unpaid note balance at the time of distribution. However, unless rolled over, the balance of the unpaid note will be taxable to the participant.

American Savings Bank
401(k) Plan
Notes to Financial Statements
December 31, 2023 and 2022

i.	Death Benefits

Upon the death of a participant, the full value of the participant’s vested account balance (reduced by any outstanding loans) is payable as a death benefit to the participant’s designated beneficiary.

j.	Withdrawals While Employed

Prior to termination of employment, 401(k) and certain other contributions (and the associated investment earnings) may be withdrawn in the event of hardship.

Participants who elect to invest in HEI common stock (the ESOP component of the Plan), may elect to receive cash distributions of periodic dividends attributable to such investments or may elect to have such dividends reinvested through the Plan.

A participant who is age 59½ or older may elect to receive an in-service distribution from his or her vested account balance once per year.

k.	Notes Receivable from Participants

Participants may borrow from their accounts. All loans must be on commercially reasonable terms and be evidenced by a note. The minimum note amount is $1,000, and the maximum amount of all notes under the Plan is limited to the lesser of $50,000, reduced by the highest outstanding note balance during the prior 12 months minus the outstanding note balance from the Plan on the date the note is made, or 50% of the participant’s vested account balance. The term of a note generally may not exceed 5 years, except that a note used to purchase a principal residence may have a term of up to 15 years. The interest rate on a note is set at the time a participant applies for the note. The interest rate for 2023 and 2022 was 2 percentage points above the Federal Reserve prime rate of interest as of the last working day of the month preceding the month the note was made. All outstanding notes are collateralized by 50% of the participant’s vested account balance, determined when a note is approved. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the default will be a deemed distribution. However, the participant’s account will not be reduced until a distributable event occurs under the terms of the Plan. Notes outstanding at December 31, 2023, bear interest at various rates ranging from 4.25% to 10.50%. Principal and interest payments are made ratably through payroll deductions. Participants are allowed up to two notes outstanding at any one time from the Plan.

l.	Vesting

Participants are 100% vested in their account balances at all times.

2.	Summary of Significant Accounting Policies

a.	Basis of Accounting

The Plan prepares its financial statements under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

b.	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

American Savings Bank
401(k) Plan
Notes to Financial Statements
December 31, 2023 and 2022

c.	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The PIC is responsible for the Plan’s valuation principles and utilizes information provided by the Plan’s investment advisors and trustee. See Note 3 for a discussion of fair value measurements. Net appreciation or depreciation in the fair value of investments includes realized and unrealized changes in the values of investments bought, sold and held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

d.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is treated as a deemed distribution. However, the participant’s account will not be reduced until a distributable event occurs under the terms of the Plan.

e.	Payment of Benefits

The Plan records benefits when they are paid. There were no participant elections to withdraw funds that remained unexecuted as of December 31, 2023 and 2022.

f.	Expenses

Certain expenses of maintaining the Plan, such as recordkeeping, consulting, legal and audit fees, are paid by the Bank and are excluded from these financial statements. Fees related to the administration of notes receivable from participants and distributions are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in the current year’s net change in fair value of investments.

g.	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

As of December 31, 2023 and 2022, approximately 3% and 9%, respectively, of the Plan’s net assets available for benefits consisted of HEI common stock.

American Savings Bank
401(k) Plan
Notes to Financial Statements
December 31, 2023 and 2022

h.	Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-13, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including participant and employer contribution receivables. The adoption of the new standard did not have a material effect on the Plan’s financial statements.

i.	Subsequent Events

The Plan Administrator has evaluated subsequent events through June 28, 2024, the date the financial statements were issued.

3.	Fair Value Measurements

a.	Fair Value of Financial Instruments

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds

Valued using a market approach based on the daily closing price as reported on the active market in which the fund is traded. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

HEI Common Stock

Valued using a market approach based on the daily closing price as reported on the active market in which the stock is traded. The HEI common stock held by the Plan is deemed to be actively traded.

Common Collective Trust (“CCT”) Fund

Valued using NAV as a practical expedient to estimate fair value as reported by the CCT fund manager. The Plan’s investment in the T. Rowe Price Stable Value Common Trust Fund K is a CCT comprised primarily of fully benefit-responsive synthetic investment contracts (“SIC”). SIC consists of units of a collective investment trust and/or a portfolio of underlying assets owned by the trust and a wrap contract issued by a financially responsible third party. Units in a CCT fund are not publicly traded, but rather are redeemable only by the issuer, and do not have a readily determinable fair value. The CCT allows for daily redemption of participant-initiated withdrawals. The Plan is required to provide 12 months advance written notice to the trustee prior to redemption of trust units; however, the notice period may be shortened or waived at the trustee’s discretion. The value of the Plan’s investment in CCT funds represents the value of the Plan’s interest in the overall value of the CCT fund. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities and an adjustment from fair value to contract value for fully benefit-responsive investment contracts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values, which may be materially affected by market conditions and other circumstances. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

American Savings Bank
401(k) Plan
Notes to Financial Statements
December 31, 2023 and 2022

b.	Fair Value Hierarchy

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The following are the three levels of the fair value hierarchy under this standard:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2	Inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level of input that is significant to the fair value measurement in its entirety.

4.	Interest in Master Trust

All the invested assets of the ASB 401(k) Plan are held together with all the invested assets of the Hawaiian Electric Industries Retirement Savings Plan in a master trust (the “Master Trust”) pursuant to a Master Trust Agreement among ASB and HEI and Fidelity Management Trust Company (“FMTC”) (the “Trustee”). Each participating plan has a divided interest in the mutual funds, the CCT fund and HEI common stock in the Master Trust.

The value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, transfers and allocated investment income or loss, less actual distributions and allocated administrative expenses. Investment income or loss and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

American Savings Bank
401(k) Plan
Notes to Financial Statements
December 31, 2023 and 2022

The net assets of the Master Trust and the Plan’s interest in the Master Trust net assets were as follows:

December 31	2023
	Master Trust	Plan Interest in the Master Trust
Investments
Mutual funds	$775,787,409	$159,693,516
HEI common stock	29,068,658	4,882,780
CCT fund	50,010,637	14,067,071
Net assets of the Master Trust	$854,866,704	$178,643,367

December 31	2022
	Master Trust	Plan Interest in the Master Trust

Investments
Mutual funds	$634,073,018	$134,357,794
HEI common stock	86,408,632	15,152,909
CCT fund	57,059,302	15,412,153
Net assets of the Master Trust	$777,540,952	$164,922,856

The investment income of the Master Trust was as follows:

Year ended December 31	2023
Net appreciation in fair value of investments, in the Master Trust	$67,607,797
Dividends and interest	25,998,742
Total investment income	$93,606,539

American Savings Bank
401(k) Plan
Notes to Financial Statements
December 31, 2023 and 2022

The Master Trust’s investments at fair value by level within the fair value hierarchy in each investment type were as follows:

	Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable
	Assets	Inputs
December 31, 2023	(Level 1)	(Level 2)	Total
Investments
Mutual funds	$775,787,409	$-	$775,787,409
HEI common stock	29,068,658	-	29,068,658
Total assets in fair value hierarchy	804,856,067	-	804,856,067

CCT fund at NAV	-	-	50,010,637
Total investments at fair value	$804,856,067	$-	$854,866,704

	Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable
	Assets	Inputs
December 31, 2022	(Level 1)	(Level 2)	Total
Investments
Mutual funds	$634,073,018	$-	$634,073,018
HEI common stock	86,408,632	-	86,408,632
Total assets in fair value hierarchy	720,481,650	-	720,481,650

CCT fund at NAV	-	-	57,059,302
Total investments at fair value	$720,481,650	$-	$777,540,952

There were no Level 3 investments held by the Master Trust as of December 31, 2023 or 2022.

5.	Discontinuance of Contributions and Plan Termination

Although it has not expressed any intent to do so, ASB has the right under the Plan and applicable law to discontinue contributions (other than corrective contributions) at any time and to terminate the Plan.

6.	Federal Income Taxes

The Plan and Master Trust are qualified under the Code and are exempt from federal income taxes under Sections 401(a) and 501(a) of the Code. On October 22, 2013, the Internal Revenue Service (“IRS”) issued the latest favorable determination letter covering the Plan. This latest determination letter does not cover amendments made to the Plan since January 1, 2013. Because of changes in the IRS’s determination letter program, ASB is currently unable to apply for periodic determination letters. If the IRS changes these rules in the future to the extent ASB is able to apply for periodic determination letters, it will exercise its discretion as to whether to file such an application, consistent with the best interest of the Plan and Plan participants. ASB and its outside ERISA/tax counsel believe that the amendments made since January 1, 2013, meet applicable federal tax law requirements.

American Savings Bank
401(k) Plan
Notes to Financial Statements
December 31, 2023 and 2022

ASB is not aware of any Code or ERISA violations that would jeopardize the Plan’s tax-exempt status and that could not be corrected under the IRS’s Employee Plans Compliance Resolutions System. As of December 31, 2023 and 2022, ASB has concluded that there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is periodically audited by the IRS and the U.S. Department of Labor; however, there are currently no audits in progress. ASB believes that the Plan is no longer subject to income tax examinations for tax years prior to 2020.

7.	Party-in-Interest Transactions

Certain Plan investments represent shares of mutual funds managed by Fidelity Management and Research Company (“FMR”). FMTC, an affiliate of FMR, is the Trustee of the Plan, and therefore, transactions with FMR qualify as party-in-interest transactions under the prohibited transaction rules of ERISA for which a prohibited transaction exemption exists.

Effective January 1, 2012, a revenue credit program (“RCP”) for the Plan was implemented by FMTC under which credits are provided for the payment of expenses. Certain recordkeeping, consulting, legal and audit fees incurred by the Plan may be included as administrative expenses in the Statement of Changes in Net Assets Available for Benefits because they are paid through the RCP. During the year ended December 31, 2023, the RCP credits used to pay expenses amounted to approximately $84,000. During the year ended December 31, 2023, fees for services provided by Fidelity Investments Institutional Operations Company, Inc., an affiliate of both FMR and FMTC, amounted to approximately $62,000, and were paid through the RCP, and any amounts owing in excess of the revenue credits were paid by ASB.

Plan participants may elect to invest in HEI common stock. Since ASB is a wholly owned, indirect subsidiary of HEI, investments in HEI common stock are party-in-interest transactions under the prohibited transaction rules of ERISA for which a statutory exemption exists. During the year ended December 31, 2023, the Plan made purchases of approximately 39,000 shares of HEI common stock for a total purchase price of approximately $0.9 million and sales of approximately 57,000 shares of HEI common stock for total sales proceeds of approximately $1.3 million.

American Savings Bank 401(k) Plan
EIN: 99-0208097, Plan: 004
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2023

(a)	(b)	(c)	(e)
		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Value

*	Plan interest in the Master Trust		$178,643,367

*	Participant Loans	320 loans with interest rates from 4.25%	2,936,418
		to 10.50%, maturing 2024 through 2038
			$181,579,785

*	Party in interest

NOTE:

Participant loans are legally held by the American Savings Bank 401(k) Plan and Hawaiian Electric Industries Retirement Savings Plan Master Trust (“DFE”); however, Form 5500 Instructions and the Department of Labor’s electronic filing system require that the participant loans be reported at the individual plan level. As such, the participant loans and attendant interest are reported in the individual plan's Form 5500 and not in the DFE’s Form 5500.